MEVO INC.

SUBSCRIPTION AGREEMENT

THESE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

1. **Background.** The undersigned (the "*Subscriber*") understands that Mevo Inc., a Delaware corporation (the "*Company*"), is conducting an offering (the "*Offering*") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "*Securities Act*") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as amended, filed by the Company with the SEC in March 2020 (the "*Form C*") and the Offering Statement, which is included therein (the "*Offering Statement*"). The Company is offering to both accredited and non-accredited investors shares of Series Seed-1 Preferred Stock (each a "*Share*" and, collectively, the "*Shares*") at a price per share of (a) $0.67 (the "*Discount Purchase Price*") for investors who purchase Shares from the first $250,000.45 worth of Shares sold in this offering, and (b) $0.80 thereafter (the "*Full Purchase Price*", and with the Discount Purchase Price as applicable, the "*Purchase Price*"). The Shares will have the relative rights, preferences, privileges and priorities summarized in the Memorandum of Terms of Offering of Series Seed-1 Preferred Stock of Mevo Inc. (attached to the Form C) in the Amended and Restated Certificate of Incorporation of the Company, which will be effective immediately prior to the Closing (the "*Restated Charter*"). The minimum amount to be raised in the Offering is $200,000.36 (the "*Target Offering Amount*") and the maximum amount to be raised in the Offering is $1,069,999.65 (the "*Maximum Offering Amount*"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the WeFunder crowdfunding portal (the "*Portal*"). The Portal is registered with the Securities and Exchange Commission (the "*SEC*"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. **Subscription**. Subject to the terms of this Subscription Agreement (the "*Agreement*") and the Form C and related Offering Statement, the Subscriber hereby subscribes to purchase the number of Shares (rounded down to the nearest whole share) equal to the quotient of the Subscriber's subscription amount divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website (the "*Subscription*"). Such Subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. The Company may accept or reject the Subscriber's offer to purchase the Shares, in whole or in part, in the Company's sole and absolute discretion. No investor may subscribe for any Shares in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "*Offering Deadline*").

3. **Closing**.

(a)   Closing. Subject to Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "***Closing***") shall take place through the Portal within five (5) Business Days after the Offering Deadline.

(b)   Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

     (i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount; and

     (ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent, subscriptions for Shares having an aggregate investment amount in cleared and accepted funds of at least the Target Offering Amount.

4.   **Termination of the Offering; Other Offerings**. The Subscriber understands that the Company may terminate the Offering at any time. The Subscriber further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   **Investor Representations**. The Subscriber represents and warrants to the Company and the Company's agents as follows:

(a)   The Subscriber understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The Subscriber acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Subscriber are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Subscriber has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment. The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full Purchase Price for the Shares; and the Subscriber has adequate means of providing for his, her, or its current needs and possible contingencies, and has no present need for liquidity of the Subscriber's investment in the Company.

(b)   The Subscriber acknowledges that at no time has he, she, or it been expressly or implicitly represented, guaranteed or warranted to the Subscriber by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The Subscriber has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the Subscriber has relied solely on the information contained in the Form C, this Agreement, and the accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Subscriber in deciding to invest in the Shares. The Subscriber acknowledges that neither the Company, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the Subscriber's authority or suitability to invest in the Shares.

(f)   The Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The Subscriber has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The Subscriber understands that, unless the Subscriber notifies the Company in writing to the contrary at or before the Closing, each of the Subscriber's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Subscriber.

(h)   The Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber.

(i)   The Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The Subscriber has up to forty-eight (48) hours before the Offering Deadline to cancel the purchase and get a full refund.

(k)   The Subscriber confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the Subscriber regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the Subscriber is not relying on the advice or recommendations of the Company and the Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the Subscriber.

(l)   The Subscriber has such knowledge, skill and experience in business, financial and investment matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the Subscriber's own professional advisors, to the extent that the Subscriber has deemed appropriate, the Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The Subscriber has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the Subscriber is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The Subscriber is acquiring the Shares solely for the Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution

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of the Shares. The Subscriber understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Subscriber and of the other representations made by the Subscriber in this Agreement. The Subscriber understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The Holder (as defined below) understands and agrees that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Holder will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares, or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Holder understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the Holder understands that he, she, or it must bear the economic risks of the investment in the Shares for an indefinite period of time. Furthermore, before any proposed sale, pledge, or transfer of any Shares, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Shares without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Shares may be effected without registration under the Securities Act, whereupon the Holder of such Shares shall be entitled to sell, pledge, or transfer such Shares in accordance with the terms of the notice given by the holder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144 or Section 227.501 of Regulation Crowdfunding; or (y) in any transaction in which such Holder distributes Shares to an affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 5(n).

(o)   Legends. The Subscriber understands and acknowledges that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends:

> "THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

(i)   Any legend set forth in, or required by, the Offerings Statement.

(ii)   Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

(p)   The Subscriber acknowledges that the Company will rely upon the Subscriber's representations, warranties and other information as set forth in this Agreement. Notwithstanding any provision to the contrary, all representations, warranties and covenants contained in this Agreement shall survive the execution and delivery of this Agreement.

6.   **Company Representations**. The Subscriber understands that upon issuance of the any Shares to the Subscriber, the Company will be deemed to have made following representations and warranties to the Subscriber as of the date of such issuance:

(a)   Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted, to issue and sell the Shares and to perform its obligations pursuant to this Agreement and the Restated Charter. The Company is presently qualified to do business as a foreign corporation in each jurisdiction where the failure to be so qualified could reasonably be expected to have a material adverse effect on the Company's financial condition or business as now conducted.

(b)   Authorization. All corporate action on the part of the Company and its directors, officers and stockholders necessary for the authorization, execution and delivery of this Agreement by the Company, the authorization, sale, issuance and delivery of the Shares, and the performance of all of the Company's obligations under this Agreement has been taken or will be taken prior to the Closing. This Agreement, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company, enforceable in accordance with their terms, except (i) as limited by laws of general application relating to bankruptcy, insolvency and the relief of debtors, (ii) as limited by rules of law governing specific performance, injunctive relief or other equitable remedies and by general principles of equity, and (iii) and as may further be limited by applicable laws and principles of public policy.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable. The Shares will be free of any liens or encumbrances, other than any liens or encumbrances created by or imposed upon the subscriber; *provided, however*, that the Shares are subject to restrictions on transfer under U.S. state and/or federal securities laws and as set forth herein.

(d)   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Restated Charter, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

7.   **Irrevocable Proxy**.

(a)   The Subscriber, and his, her, or its transferees or assignees (collectively, the "*Holder*") hereby appoint, and shall appoint in the future upon request, the then-current President of the Company (the "*President*"), as the Holder's true and lawful proxy and attorney (the "*Proxy*"), with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Holder, (i) vote all Shares purchased through Wefunder.com, and to exercise all voting and other rights of Holder with respect to the Shares (including, without limitation, the power to execute and deliver written consents and the right to consent to any actions constituting protective provisions or other veto rights in the Restated Charter or elsewhere), at every annual, special or adjourned meeting of the members of the Company and in every written consent in lieu of such meeting, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Holder pursuant to this Section 7(a) (collectively, the "*Proxy Powers*") are coupled with an interest. Such Proxy and the Proxy Powers will be irrevocable. Upon Holder's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section 7) given by Holder with respect to the Shares are hereby revoked and Holder agrees not to grant any subsequent proxies with respect to the Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Shares are outstanding. The Proxy and Proxy Powers, so long as the Holder is an individual, will survive the death, incompetency and disability of the Holder and, so long as the Holder is an entity, will survive the merger or reorganization of the Holder or any other entity holding Shares originally purchased through Wefunder.com. The President is an intended third-party beneficiary of this Section 7, and has the right, power and authority to enforce the provisions hereof as though he, she, or it was a party hereto.

(b)   Other than with respect to the gross negligence or willful misconduct of the President, in his or her capacity as the Holder's true and lawful proxy and attorney pursuant to Section 7(a), the Proxy will not be liable for any act done or omitted in his or her capacity as representative of the Holder pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. Except as otherwise provided by law, the Holder has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Holder otherwise exist against the Proxy. The Holder shall indemnify, defend and hold harmless the Proxy and Company from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "*Proxy Losses*") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Holder pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the President, the Company) shall reimburse the Holder the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Holder's Purchase Price). In no event will the Proxy or Company be required to advance his, her, or its own funds on behalf of the Holder or otherwise. The Holder acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Holder and is final, binding and conclusive upon the Holder. The Company, the Company stockholders and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Holder. The Company, the Company stockholders and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

8.   Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the Shares from the Subscriber for the greater of (i) the Purchase Price and (ii) the fair market value of the Shares, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "*Repurchase*," and such greater value, the "*Repurchase Value*"). The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

For the purposes of this Section 8, the following terms shall have the meanings set forth below:

"*Change of Control*" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Exchange Act), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"*Dissolution Event*" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control, and the Company's first underwritten public offering of its common stock ("*Common Stock*") under the Securities Act (the "*IPO*")), whether voluntary or involuntary.

9.   **Indemnification.** The Subscriber agrees that he, she, or it, will indemnify and hold harmless the Company, and each of its respective affiliates, officers, directors, employees and agents from and against any and all direct and consequential loss, damage, liability, cost or expense, including reasonable attorneys' and accountants' fees, which any one or more of them may incur by reason of or in connection with any failure, or alleged failure, to fulfill any of the terms and conditions of this Subscription, any misrepresentation made by the Subscriber or any of its agents, any breach of any representation or warranty by the Subscriber or Subscriber's failure to fulfill any covenants or agreements under this Agreement.

10.   **Market Stand-Off.** The Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the Company's IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 10 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect

benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscriber only if all officers and directors of the Company are subject to the same restrictions. The underwriters in connection with such registration are intended third party beneficiaries of this Section 10 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 10 or that are necessary to give further effect thereto.

11.   **Notices**.

(a)   All notices, consents, agreements, elections, acceptances, amendments, and approvals provided for or permitted by this Agreement shall be in writing. Without limitation on the preceding sentence, acceptance of the Subscription shall occur only pursuant to a written document executed by the Company. For purposes of the following provisions of this Section 11, the term "notice" shall be deemed to include any notice, statement, document, report, consent or similar item required or permitted to be provided to one or more persons under this Agreement or applicable law.

(b)   Notice to Holder. Except as otherwise specifically provided in this Subscription Agreement, notice to Holder shall be deemed duly given upon the earliest to occur of the following: (i) personal delivery to Holder at the address set forth below, or at any other address which Holder has provided to the Company for purposes of this Section 11(a); (ii) the close of business on the third day after being deposited in the United States mail, registered or certified, postage prepaid and addressed to Holder at the address set forth below, or at any other address which Holder has provided to the Company for purposes of this Section 11(a); (iii) the close of business on the first business day after being deposited in the United States with a nationally recognized overnight delivery service, with delivery charges prepaid, addressed as provided in the preceding clause, and marked for next business day delivery; or (iv) actual receipt by Holder via any other means (including public or private mail, electronic mail, facsimile, telex or telegram); provided, however, that notice sent via electronic mail shall be deemed duly given only when actually received and opened by the person to whom it is addressed. Holder understands that the Company may impose such procedures as it deems appropriate before it will accept any change in Holder's address.

(c)   Notice to the Company. Except as otherwise specifically provided in this Agreement, notice to the Company shall be deemed duly given when clearly identified as such and duly given to the Company in accordance with the procedures set forth in Section 11(a). For purposes of the preceding sentence, the Company's address initially shall be 19 Morris Avenue, Brooklyn, NY 11205, with a copy, which shall not constitute notice, sent to Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto CA, 94304, Attn: Mark Baudler.

(d)   Consent to Electronic Notice. Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "*DGCL*"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below Holder's name on the signature page hereto, as updated from time to time by notice to the Company, or as on the books of the Company. The Holder agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

12.   **Governing Law**. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws. Any suit, action or other proceeding arising out of or based upon this Agreement shall be subject to the provisions of the Arbitration Agreement which are hereby incorporated herein and made a part of this Agreement by this reference.

13.   **Entire Agreement**. This Agreement, the Form C, and the Offering Statement collectively constitute the entire agreement between the parties hereto with respect to the subject matter hereof and this Agreement may be amended only by a writing executed by all parties.

14.   **Invalidity of Specific Provisions**. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

15.   **Titles and Subtitles**. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

16.   **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17.   **Electronic Execution and Delivery**. A digital reproduction, portable document format ("*.pdf*") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

18.   **Disputes**.   Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within thirty (30) days after names of potential arbitrators have been proposed by the American Arbitration Association (the "*AAA*"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by the AAA. The arbitration shall take place in Brooklyn, New York, in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the New York Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

Each party will bear its own costs in respect of any disputes arising under this Agreement. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____ .

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

Mevo Inc. _____

Founder Signature
_____

Name: [FOUNDER_NAME] _____

Title: [FOUNDER_TITLE] _____

Read and Approved (for IRA Use Only):   **SUBSCRIBER**:

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Investor Signature

By: _____   By: _____

Name: [INVESTOR NAME] _____

Title: [INVESTOR TITLE] _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited